UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

JuneBrain, Inc.

Legal status of Issuer:

  Form:

  Corporation

  Jurisdiction of Incorporation/Organization:

  Delaware

  Date of Organization:

  July 30, 2019

Physical Address of Issuer:

875 Hollins Street, Suite 102, Baltimore, MD 21201, United States

Website of Issuer:

https://www.junebrain.com/

Current Number of Employees:

4 full-time employees.

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$383,904	$231,098
Cash & Cash Equivalents	$356,018	$231,098
Accounts Receivable	$0	$0
Current Liabilities	$34,742	$39,422
Long-term Debt	$303,700	$150,000
Revenues/Sales	$703,577*	$500,000*
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)*	$(271,228)	$139,921

*Reflects the receipt of $703,577 and $500,000 in grant income for the years ended December 31, 2022 and December 31, 2021, respectively.

Table of Contents

April 27, 2023

JuneBrain, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by JuneBrain, Inc. ("**JuneBrain,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.junebrain.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Samantha Scott
_____
(Signature)

Samantha Scott
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Samantha Scott
_____
(Signature)

Samantha Scott
_____
(Name)

Director
_____
(Title)

April 27, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 27, 2023

JuneBrain, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

JuneBrain, Inc. is a start-up company developing Neuro-i, a wearable and non-invasive retinal imaging device that allows clinicians to remotely monitor disease activity in ophthalmology and neurology patients. The Company was initially formed as a Maryland limited liability company on June 1, 2017 and named JuneBrain, LLC. On July 30, 2019, JuneBrain, Inc. was formed as a Delaware corporation and became the sole owner of JuneBrain, LLC. Effective October 19, 2022, JuneBrain, Inc. and JuneBrain, LLC merged with JuneBrain, Inc. becoming the surviving entity.

The Company is headquartered in Maryland, qualified to conduct business in Maryland, Delaware and Pennsylvania and sells products and services through the internet throughout the United States, Canada and Europe.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population, including COVID-19, could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies, components or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks and patents, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the health technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We must obtain FDA clearance or approval before we can commercially sell and/or market any of our products in the United States. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our products if such clearance or approval is denied or delayed.

The development, manufacture and marketing of our products are subject to government regulation in the United States. Currently, we are permitted to provide our products for investigational use only. To sell our products on a commercial basis, we will require 510(k) clearance from the U.S. Food and Drug Administration ("FDA") as our products are considered a Class II medical device. Additionally, the FDA could determine that our current product must obtain FDA approval rather than FDA clearance which would require additional costs and result in delays in marketing our product, both of which could have a material impact to us. Additionally, if the FDA grants regulatory clearance or approval of our product(s), the clearance or approval may be limited to specific indications or limited with respect to its distribution. Further, expanded or additional indications for cleared or approved devices may not be cleared or approved by the FDA, which could limit our potential revenues. Finally, even if we believe that preclinical and clinical data are sufficient to support regulatory clearance or approval for our product(s), the FDA may not ultimately grant clearance or approval for commercial sale. If our product(s) are not cleared or approved, our ability to generate revenues will be limited and our business will be materially adversely affected.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the FDA will review and either clear or approve the sale of our products. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, consumer protection and health and safety laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

JuneBrain, Inc. is a start-up company developing Neuro-i, a wearable and non-invasive retinal imaging device that allows clinicians to remotely monitor disease activity in ophthalmology and neurology patients. The Company was initially formed as a Maryland limited liability company on June 1, 2017 and named JuneBrain, LLC. On July 30, 2019, JuneBrain, Inc. was formed as a Delaware corporation and became the sole owner of JuneBrain, LLC. Effective October 19, 2022, JuneBrain, Inc. and JuneBrain, LLC merged with JuneBrain, Inc. becoming the surviving entity.

The Company is headquartered in Maryland and qualified to conduct business in Maryland, Delaware and Pennsylvania.

Business Plan

The Company is extending the ophthalmology clinic to patient's homes. Our goal is to provide a telehealth eye-scanning solution that allows providers to identify new disease activity for more than one billion individuals worldwide suffering from retinal and neurological disease. Specifically, the Company is developing the Neuro-i, a wearable and non-invasive retinal imaging device that allows clinicians to remotely monitor disease activity in ophthalmology and neurology patients. The Neuro-i, coupled with its software either as a SaaS software or software supportive to the device, provides a valuable telehealth eye-scanning system solution.

Currently, the Company may provide its products for investigational use only. In order for the Company to sell its products on a commercial basis, the Company's products will require FDA clearance. The Company has received comprehensive pre-submission feedback from the FDA and plans to submit its 510(k) premarket notification with the FDA by the end of 2023. The Company aims to receive FDA clearance on both its software product and medical device by Q4 of 2024.

The Company's first priority is obtaining FDA clearance for its products so they can be sold commercially. Any capital we raise in the future will empower us to receive FDA clearance for our products and expand our product development. The Company aims to achieve profitability approximately 12-18 months after it receives FDA clearance for its products.

The Company's Products and/or Services

Product / Service	Description	Current Market
JuneBrain Stand Alone Software	A cloud based, HIPAA compliant SaaS software platform with portals for patients and providers designed to automatically segment and analyze retinal OCT images with a fast deep learning-based topology guaranteed segmentation method.	Clinicians and research institutions.
Neuro-i SS-OCT System	A mobile, wearable imaging device to remotely detect ophthalmologic or brain disease.	Research institutions, clinics, and pharmacies.

Competition

The markets in which our products are sold are highly competitive.

Historically, the gold standard for ocular imaging by eye care professionals includes OCT systems manufactured by Zeiss and Heidelberg Engineering. More recently, new portable OCT designs are gaining traction in the industry which include several marketed products. Handheld OCT devices are designed for use by healthcare providers for screening and evaluation of retinal diseases in non-traditional settings, including the Envisu C2300 handheld OCT system manufactured by Leica Microsystems, a technology acquired by Bioptigen, Inc.

JuneBrain will position its product so that we may look to these competitors for licensing or acquisition opportunities. Several other portable technologies have been developed by research groups and startup companies, but do not yet have FDA approval. These include OCT devices being developed by Notal Vision, Compact Imaging, Tesseract Health, and Lumedica for remote monitoring of retinal disease.

The Neuro-i will differentiate itself from other commercial OCT devices in the following ways: (i) it will be a turnkey solution that can be operated by patients inside and outside of clinical settings; (ii) it will automatically detect temporal and spatial changes in retinal thickness; and (iii) it will provide alerts to new disease activity that can be understood and used by both eye care professionals and neurologists to help inform their clinical care.

In addition, the Neuro-i platform will help patients track changes in their symptoms, and use the OCT results to inform changes in symptoms over time. The improvement on the traditional symptom tracking app will enhance patient-provider communication by helping patients understand their symptoms. The Neuro-i will allow for more regular monitoring of patients by both eye and neurology clinics that are otherwise unable to accommodate a higher frequency of clinical visits. The device will also make OCT data easily accessible to any clinician without having to purchase an expensive commercial device or hire a retinal photographer.

Customer Base

Our main customer base will be business to business sales (B2B). Our target customers can be categorized in terms of three (3) initial market segments in the United States.

The first category is Eye Clinics, where ophthalmologists and optometrists can use the Neuro-i to monitor any patient whose disease affects their ocular health. This category includes those individuals with AMD, diabetic retinopathy, glaucoma, and multiple sclerosis (MS). Currently, in the United States there are an estimated 40,000 optometrists and 18,000 ophthalmologists practicing across 27,000 eye practices.

The second category is Neurology Clinics, where neurologists can use the Neuro-i to monitor people who are experiencing ocular disease, as is the case with those suffering from Multiple Sclerosis (MS). The American Academy of Neurology estimates that there will be 18,060 active neurologists in the United States by 2025. To put it in perspective, MS specialists see an average of 25 patients per week with MS.

The last category consists of research institutions. Many researchers are often searching for new ways to assess retinal and neurological disease on a more frequent basis, and in a way that allows them to conduct virtual clinical trials from the safety of a remote setting, like a participant's home. By performing research this way, researchers can reduce exposure to infectious agents.

In the future, the Company anticipates future customers will include other clinical settings, such as urgent care, primary care and ER facilities, pharmacies and non-clinical settings like nursing homes.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
10,849,547	"Neuro-i Brain Monitoring System"	Utility Patent	May 4, 2017	December 1, 2020	USA
PCT/US2018/031171	"Brain Monitoring System"	PCT Utility Patent	May 4, 2018	Pending	USA
PCT/EP18793948.3	"Brain Monitoring System"	EPO Utility Patent	December 4, 2019	Pending	European Union
PCT/CA3,099,238	"Brain Monitoring System"	Canada Utility Patent	November 3, 2020	Pending	Canada
29,845693	"Final Headset and Tower Design + Ergonomics"	Design Patent	July 11, 2022	Pending	USA
88162685	"JUNEBRAIN"	Design Plus Words, Letters and/or Numbers	October 19, 2018	August 23, 2022	USA
88162691	"JUNEBRAIN"	Standard Character Mark	October 19, 2018	August 23, 2022	USA
62/831,014*	Software: "A fast deep learning based topology guaranteed segmentation method for retina OCT images."	Provisional Patent	April 8, 2019	September 9, 2019	USA
EP3953904A1*	Software: "A fast deep learning based topology guaranteed segmentation method for retina OCT images."	European Patent	March 25, 2020	Pending	European Union

*Pursuant to a License Agreement between the Company and Johns Hopkins University, dated September 10, 2019, the Company has an exclusive worldwide non-revocable license to use these patents, along with other intellectual property such as an exclusive copyright (including derivative works) to software source code.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company is subject to and affected by the laws and regulations of the Food and Drug Administration (FDA). These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Samantha Scott	President, CEO, Founder and Director	President, CEO and Founder of JuneBrain, Inc., 2017 – Present Responsible for operations, product development and general day to day CEO responsibilities	NIH Postdoctoral Fellowship in Neuroimaging of Addiction, 2015; University of Southern California, Ph.D., Biomedical Engineering, 2014; USC Marshall School of Business Graduate Certificate in Technology Commercialization, 2013; University of Southern California, M.S., Biomedical Engineering, 2009; Stanford University, B.S., Biomechanical Engineering, 2008; University of Oxford, Computational Neuroscience and Artificial Intelligence Tutorial, Stanford University Overseas Studies Program, 2007
Smaa Koraym	Product Manager	Product Manager at JuneBrain Inc., 2022 – Present Responsible for planning, developing, launching, and managing the Company's products and services throughout the product lifecycle. Software Development & Business Development Intern at JuneBrain Inc., 2021	Carnegie Mellon University, M.S., Biomedical Engineering, 2022; Carnegie Mellon University, M.S., Engineering & Technology Innovation Management, 2022; Harvard Extension School &

| | | Completed projects focused on validation testing and evaluation for JuneBrain's prototype system, as well as market discovery and demand modeling

Laboratory Manager of Undergraduate Chemistry Labs at Johns Hopkins University, 2016 – 2019

Responsible for maintaining the functional integrity of 5 lab spaces | EDX.ORG, Professional Certificate, Data Science, 2019;

American Chemical Society, Professional Certificate, Chemistry, 2013;

Washington College, Dual B.S., Chemistry and Biology, 2013 |

Biographical Information

Samantha Scott: Samantha is the Founder, CEO and Director of the Company. Samantha received her B.S. in Biomechanical Engineering from Stanford University and went on to earn her M.S. and PhD degrees from the University of Southern California. As a biomedical engineer and scientist, Dr. Scott has a passion for how structural and functional changes in the brain manifest in the retina and has spent her over 14-year career developing medical devices to diagnose and treat retinal diseases as well as using neuroimaging and ophthalmic imaging techniques to track retinal changes that provide data for medical treatment. Samantha manages the day-to-day operations of the Company and has previously worked with two retinal device startup companies: Second Sight Inc. (Sylmar, CA) and Vasoptic Medical Imaging (Baltimore, MD). Under Dr. Scott's leadership, the Company has raised over $2.1 million in government and investor funding, is the proud recipient of a number of industry awards, and has a host of relationships with influential industry leaders in the nation.

Smaa Koraym: Smaa is the Product Manager at the Company. She has received dual B.S. degrees in Chemistry and Biology from Washington College and went on to earn M.S. degrees in Biomedical Engineering and Engineering and Technology Innovation Management from Carnegie Mellon University. Smaa originally joined the Company as an intern in 2021 focused on validation testing and evaluation for JuneBrain's prototype system, as well as market discovery and demand modeling business. Prior to joining the Company, Smaa was the Undergraduate Manager of Chemistry Labs at Johns Hopkins University. She was responsible for maintaining the functional integrity of 5 lab spaces and running 16 experiments for up to 850 students per semester.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). As of the filing of this Form C-AR, 3,165,051 shares of Common Stock are issued and outstanding. Additionally, the Company has established the 2019 Omnibus Stock Incentive Plan for which 348,910 shares of Common Stock are authorized for issuance thereunder. As of the date of this Form C-AR, 263,887 options to purchase Common Stock are issued and outstanding and 60,162 shares of Common Stock remain available for issuance under the 2019 Omnibus Stock Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	3,165,051*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*One shareholder has a right to a non-dilutable two percent (2%) equity interest in the Company up to (and including) a $2,000,000 financing round which also includes participation rights to invest up to ten percent (10%) of such financing round.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	263,887
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	SAFEs
Face Value	$10,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $5,000,000 and a Discount Rate of 85%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs
Face Value	$275,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $8,000,000 and a Discount Rate of 85%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type of security	Convertible Note- Maryland Governmental Entity
Amount Outstanding	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(i) At the option of the holder, in the event the Company raises gross proceeds in a subsequent financing in an amount of $500,000 or more, or upon a conversion event, the Convertible Note may convert into the same securities issued in the subsequent financing or conversion event at the same price as such other investors or holders or the Convertible Note repayment may be accelerated; (ii) Maturity date: June 1, 2025.
Interest Rate	8%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type of security	Convertible Note- Pennsylvania Governmental Entity
Amount Outstanding	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(i) At the option of the holder, in the event the Company raises gross proceeds in a subsequent financing in an amount of $1,500,000 or more, in one or a series of transactions, or upon a Significant Transaction, the Convertible Note, along with accrued but unpaid interest, may convert into the same securities issued in the subsequent financing or Significant Transaction at the same price as such other investors or holders less a Conversion Discount Percentage (such Conversion Discount Percentage shall be either 80% or 70% until the second or third anniversary of the Note for equity financings and 50% for a Significant Transaction); and (ii) Maturity date: February 17, 2026.
Interest Rate	8%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type of security	Convertible Note with Allegheny Health Network
Amount Outstanding	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(i) At the option of the holder, in the event the Company raises gross proceeds in a subsequent financing in an amount of $1,500,000 or more, in one or a series of transactions, or upon a Significant Transaction, the Convertible Note, along with accrued but unpaid interest, may convert into the same securities issued in the subsequent financing or Significant Transaction at the same price as such other investors or holders less a Conversion Discount Percentage (such Conversion Discount Percentage shall be either 80% or 70% until the second or third anniversary of the Note for equity financings and 50% for a Significant Transaction); and (ii) Maturity date: February 17, 2026.
Interest Rate	8%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type of security	Convertible Note- Maryland Governmental Entity
Amount Outstanding	$150,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(i) At the option of the holder, in the event the Company raises gross proceeds in a subsequent financing in an amount of $500,000 or more, or upon a conversion event, the Convertible Note may (a) be exchanged for an equity investment or other security in the Company immediately before such event at a conversion price equal to the lesser of (x) 85% of the per share price paid by the subsequent investors or pursuant to the conversion event; and (y) an amount obtained by dividing $8,000,000 by the fully diluted capital stock; or (b) repayment of the Convertible Note may be accelerated; (ii) Maturity date: December 15, 2027; (iii) Board observer rights; and (iv) Inspection and visitation rights.
Interest Rate	0%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$79,539*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $8,000,000; Discount of 15%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $1,559 in SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Shareholder Loans from Company CEO and Founder
Amount Outstanding	$3,693
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$317	3,165,051	Research & Development and General Working Capital	July 30, 2019; September 9, 2019; February 17, 2021; November 1, 2022	Section 4(a)(2)
Convertible Notes	$150,000	3	Research & Development and General Working Capital	June 1, 2020; February 17, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$285,000	10	Research & Development and General Working Capital	July 1, 2020; July 2, 2020; December 29, 2021; March 30, 2022; September 9, 2022; September 12, 2022; September 14, 2022; October 11, 2022	Section 4(a)(2)
Convertible Notes	$150,000	1	Research & Development and General Working Capital	December 15, 2022	Section 4(a)(2)
Option to Purchase Common Stock	N/A	288,748*	N/A	Various dates between October 15, 2020 and September 23, 2022	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$79,539**	160	Product Development and General Working Capital	March 5, 2023	Reg. CF

*24,861 options were exercised on November 1, 2022.
***Includes $1,559 in SAFEs issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Samantha Scott	2,865,000 shares of Common Stock	90.52%

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $293,011 in cash and cash equivalents, leaving the Company with 7 months of runway.

Liquidity and Capital Resources

In March 2023, the Company completed an offering pursuant to Regulation CF and raised $77,980.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) In 2019 and 2021, the Company's CEO and Founder, Samantha Scott, provided loan advances to the Company in connection with the opening of Company bank accounts, totaling in the aggregate $3,693. The loans do not carry an interest rate and do not have a maturity date. See the section titled "*Outstanding Debt*" for more information regarding these loans.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 27, 2023

JuneBrain, Inc.



JuneBrain Inc.

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 WF BUSINESS CHECKING (3989)	0.00
1003 CHASE CHECKING x2700	123,819.89
1004 CHASE SAVINGS x0667	2,846.12
1005 SUBAWARD SAVINGS x4084	227,252.32
1072 Bill.com Money Out Clearing	2,100.00
Total Bank Accounts	**$356,018.33**
Accounts Receivable	
1200 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1350 Prepaid Expenses	7,247.71
Total Other Current Assets	**$7,247.71**
Total Current Assets	**$363,266.04**
Fixed Assets	
1401 Fixed Asset Computers	0.00
1403 Fixed Asset Furniture	0.00
1405 Lab Equipment	20,638.20
Total Fixed Assets	**$20,638.20**
TOTAL ASSETS	**$383,904.24**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
1450 Accounts Payable (A/P)	26,104.75
Total Accounts Payable	**$26,104.75**
Credit Cards	
2110 CHASE CC x6840	-17.00
Total Credit Cards	**$ -17.00**
Other Current Liabilities	
2350 Accrued Expenses	703.50
2375 Accrued Expenses - Payroll	0.00
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	2,879.40
Federal Unemployment (940)	227.30
Guideline Traditional 401(k)	53.34
MD Income Tax	4,060.48
MD Unemployment Tax	263.08
PA Income Tax	347.33

	TOTAL
PA Local Tax	113.14
PA Unemployment Tax	6.80
Total Payroll Liabilities	**7,950.87**
Total Other Current Liabilities	**$8,654.37**
Total Current Liabilities	**$34,742.12**
Long-Term Liabilities	
2400 Long Term Loans	0.00
2410 Loans from Shareholder	3,700.00
Total 2400 Long Term Loans	**3,700.00**
2500 Shareholder Notes Payable	
2501 Note - TEDCO	200,000.00
2502 SAFE - Howard Small	0.00
2503 SAFE - Mari Ganapathy	0.00
2504 Note - Allegheny Health Network	50,000.00
2505 Note - Innovation Works	50,000.00
2506 SAFE - Murali Murthy	0.00
2507 SAFE - Halcyon Angels	0.00
2508 SAFE - AIA International	0.00
2509 SAFE - Raj Lakshumanan	0.00
2510 SAFE - Narayanan Ramesh	0.00
2511 SAFE - Meyyappan Sundaram	0.00
2512 SAFE - Sundar Chockalingam	0.00
Total 2500 Shareholder Notes Payable	**300,000.00**
Total Long-Term Liabilities	**$303,700.00**
Total Liabilities	**$338,442.12**
Equity	
3000 Opening Balance Equity	0.00
3020 Additional Paid in Capital	58,750.00
3030 Retained Earnings	-27,079.92
3040 SAFE Investments	
3042 SAFE - Howard Small	5,000.00
3043 SAFE - Mari Ganapathy	15,000.00
3046 SAFE - Murali Murthy	25,000.00
3047 SAFE - Halcyon Angels	50,000.00
3048 SAFE - AIA International	15,000.00
3049 SAFE - Raj Lakshumanan	25,000.00
3050 SAFE - Narayanan Ramesh	50,000.00
3051 SAFE - Meyyappan Sundaram	50,000.00
3052 SAFE - Sundar Chockalingam	50,000.00
3053 SAFE - Theodore Leng	2.49
Total 3040 SAFE Investments	**285,002.49**
Net Income	-271,210.45

JuneBrain Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Total Equity	$45,462.12
TOTAL LIABILITIES AND EQUITY	**$383,904.24**

JuneBrain Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	
4000 Income Revenue	
4010 Grant Income	703,577.00
4030 Other Income	0.18
Total 4000 Income Revenue	**703,577.18**
Total Income	**$703,577.18**
GROSS PROFIT	**$703,577.18**
Expenses	
5000 Direct Cost Pool	
5010 Direct Salaries & Wages	145,528.87
5020 Direct Materials & Supplies	38,919.67
5050 Direct Subcontracts	130,000.00
5060 Direct Consultants	0.00
5070 Direct Travel	347.20
5090 Direct Other Expenses	91,089.75
Total 5000 Direct Cost Pool	**405,885.49**
5200 Fringe Benefits	
5210 PTO Wages	14,211.24
5220 Payroll Taxes	0.00
5223 Social Security Taxes	12,601.37
5224 Medicare	2,947.10
5225 FUTA	230.00
5226 SUI	742.23
Total 5220 Payroll Taxes	**16,520.70**
5230 401(k) Plan	689.33
Total 5200 Fringe Benefits	**31,421.27**
6000 R&D	
6005 R&D Salaries	26,040.30
6010 Materials & Supplies	52,130.52
6030 Software	1,162.34
6040 Clinical Expenses	17,899.15
Total 6000 R&D	**97,232.31**
6500 Regulatory	2,908.50
7000 Salaries & Wages	
7010 Admin Salaries	27,891.85
7050 Intern	23,326.84
Total 7000 Salaries & Wages	**51,218.69**
7200 Bank Charges & Fees	5,511.39
7220 Payroll Fees	3,078.50
7250 Training and education	2,700.00
7260 Dues & subscriptions	250.52
7350 Advertising and Marketing	162.72

JuneBrain Inc.

Profit and Loss

January - December 2022

	TOTAL
7400 Insurance	1,998.00
7450 Shipping, Freight & Delivery	930.95
7550 Office Supplies & Software	10,925.21
7575 General Lab Supplies & Materials	1,362.99
7600 Legal & Professional Services	
7610 Accountants	33,478.88
7620 IP Attorney	11,901.32
7630 General Corporate	13,170.00
7640 Contractors	217,484.04
7650 Online Legal Fees	1,802.00
7660 IP Fees	30,713.52
7670 Tax Filing	2,213.34
7680 Fundraising Costs	17,500.00
Total 7600 Legal & Professional Services	**328,263.10**
7700 Rent & Lease	
7702 Office Space	22,399.00
Total 7700 Rent & Lease	**22,399.00**
7800 Travel	
7810 Transportation & Lodging	217.97
7820 Meals & Entertainment	58.00
7830 Conferences and Meetings	751.54
Total 7800 Travel	**1,027.51**
8000 Taxes Paid	937.97
9110 Business Development Salaries	6,591.73
Payroll Expenses	
Company Contributions	
Retirement	0.04
Total Company Contributions	**0.04**
Taxes	-0.13
Wages	0.00
Total Payroll Expenses	**-0.09**
Total Expenses	**$974,805.76**
NET OPERATING INCOME	**$ -271,228.58**
Other Income	
4100 Interest Earned	18.13
Total Other Income	**$18.13**
NET OTHER INCOME	**$18.13**
NET INCOME	**$ -271,210.45**